1500, boul. Robert-Bourassa,
Le 9 avril 2021	7e étage
Montréal (Québec), H3A 3S8
www.computershare.com

Destinataires: Toutes les autorités canadiennes en valeurs mobilières

Objet: SIERRA METALS INC.

Madame, Monsieur,

Veuillez prendre note des informations relatives à la prochaine assemblée des détenteurs de titres de l'émetteur précité:

Type d'assemblée :	Assemblée générale annuelle
Date d'inscription pour recevoir l'avis :	06 mai 2021
Date d'inscription pour voter (s'il en est) :	06 mai 2021
Date de détermination de la propriété véritable :	06 mai 2021
Date de l'assemblée :	10 juin 2021
Endroit de l'assemblée (si disponible):	Assemblée virtuelle
Émetteur enverra les documents directement aux PVNO:	Non
Émetteur paiera les frais d'envoi aux PVO:	Non

Procédures de notification et d'accès:

Applicables aux propriétaires véritables	Non
Applicables aux porteurs inscrits	Non

Détails sur les titres ayant droit de vote:

Description de l'émission	Numéro du CUSIP	ISIN
ACTIONS ORDINAIRES	82639W106	CA82639W1068

Sincèrement,

Computershare
Agent pour SIERRA METALS INC.